UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-4379

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     PLAN INVESTMENT FUND, INC.

4. Address of principal executive office (number, street, city, state, Zip code):

     225 N. MICHIGAN AVENUE, 6TH FLOOR
     CHICAGO, IL 60601


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Report of Independent Accountants

To the Board of Trustees of
 the Plan Investment Fund, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Plan Investment Fund, Inc. (the "Fund"), consisting of the Government/Repo, Money Market and Short-Term Portfolios, compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 29, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 29, 2000, and with respect to agreement of security purchases and sales, for the period from June 30, 2000 (the date of our last examination), through September 29, 2000:

  Confirmation of all securities held by institutions in book entry form, at the Federal Reserve Bank of Cleveland, the Depository
Trust Company, the Participatory Trust Company, and Bankers Trust
Company;

  Confirmation of all securities out for transfer with broker or alternative procedures;

  Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank, National Association;

  Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records;
and

  Agreement of two security purchases and seven security sales or maturities since our last report from the books and records of the Fund to trade confirmations or alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Plan Investment Fund, Inc., was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 29, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
November 28, 2000


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Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

November 28, 2000

PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103

We, as members of management of the Plan Investment Fund, Inc., (the "Fund") consisting of the Government/Repo, Money Market, and Short Term Portfolios, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 29, 2000, and from June 30, 2000 through September 29, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 29, 2000 and from June 30, 2000 through September 29, 2000, with respect to securities reflected in the investment account of the Funds.

Plan Investment Fund, Inc.

By:
/s/Edward J. Baran
Edward J. Baran
President and Chief Executive Officer